



Acknowledgement Number: 5000000002919271

STATE OF MARYLAND
Department of Assessments and Taxation

I, Michael L. Higgs, Director of the State Department of Assessments and Taxation, hereby certify that the attached document, consisting of 1 pages, inscribed with the same Authentication Code, is a true copy of the public record of the

Articles of Organization

for

AT YOUR HOME, LLC

(Department ID: **W20021804**)

I further certify that this document is a true copy generated from the online service with the State Department of Assessments and Taxation.

In witness whereof, I have hereunto subscribed my signature and affixed the seal of the State Department of Assessments and Taxation of Maryland at Baltimore on this October 18, 2019.

Michael L. Higgs
Director

301 West Preston Street, Baltimore, Maryland 21201
Telephone Baltimore Metro (410) 767-1344 / Outside Baltimore Metro (888) 246-5941
MRS (Maryland Relay Service) (800) 735-2258 TT/Voice

Online Certificate Authentication Code: GBI3iE2tz0SJDs-jOjwvuw
To verify the Authentication Code, visit http://dat.maryland.gov/verify

ARTICLES OF ORGANIZATION

The undersigned, with the intention of creating a Maryland Limited Liability Company files the following Articles of Organization:

(1) The name of the Limited Liability Company is:

At Your Home, LLC (W20021804)

(2) The purpose for which the Limited Liability Company is filed is as follows:

To set up locations using The Mowerman model in the state of Maryland.

(3) The address of the Limited Liability Company in Maryland is:

17101 Clear Creek dr, Silver Spring, MD, 20905

(4) The Resident Agent of the Limited Liability Company in Maryland is:

Christopher A Suser

whose address is:

17101Clear Creek Dr, Silver Spring, MD, 20905

(5) Signature(s) of Authorized Person(s):

Christopher A Suser

(6) Signature(s) of Resident Agent(s):

Christopher A Suser

(7) Filing party's name and return address:

Mr . Christopher A Suser, 17101Clear Creek Dr, Silver Spring, MD, 20905

I hereby consent to my designation in this document.

MARYLAND STATE DEPARTMENT OF ASSESSMENTS & TAXATION   CHANGING Maryland for the Better   301 WEST PRESTON STREET, BALTIMORE, MARYLAND 21201-2395

SDAT40.1

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